Pacific Funds Series Trust NSAR 03-31-15
Exhibit 77H


Changes in Control of Registrant for Pacific Funds High Income:

On January 16, 2015, there was a change in control with respect to one series of the Registrant from an increase in Pacific Life Insurance Company's percentage ownership. This increase in ownership was a result of a purchase of shares held in Pacific Funds High Income.
Control is determined by 25% ownership in any fund.


Fund                             Date        Percentage Ownership

Pacific Funds High Income        01/16/2015                <25%
                                 12/19/2011 and after      >25%